EXHIBIT (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager (as defined below) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated Series A Junior

Participating Preferred Stock purchase rights)

of

Imagistics International Inc.

at

$42.00 Net Per Share

by

Orange Merger Corp.

a wholly owned subsidiary of

Océ N.V.

Orange Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Océ N.V., a company organized and existing under the laws of The Netherlands (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Imagistics International Inc., a Delaware corporation ( the “Company”), including the associated Series A Junior Participating Preferred Stock Purchase Rights (together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 28, 2001, as amended, between the Company and Equiserve Trust Company, N.A., at a price of $42.00 per Share ( the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 17, 2005, UNLESS THE OFFER IS EXTENDED.

The Board of Directors of the Company by unanimous vote has (i) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the Merger (each as defined herein), are advisable and in the best interests of the holders of Shares; (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the holders of Shares accept the Offer and tender their shares to us pursuant to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 15, 2005 (the “Merger Agreement”), by and among Parent, the Company and Purchaser. The Merger Agreement provides, among other things, for commencement of the Offer by Purchaser. Following consummation of the Offer and subject to the terms and conditions in the Merger Agreement, Purchaser will be merged with and into the Company, with the surviving corporation becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share will be converted into the right to receive the Offer Price, without interest (other than (i) Shares held by the Company in its treasury, (ii) Shares held by any subsidiary of the Company, (iii) Shares held by Parent or any of its wholly-owned subsidiaries, including Purchaser, and (iv) Shares held by dissenting stockholders).

The Offer is conditioned on a number of Shares constituting at least a majority of the then outstanding Shares on an as-if-converted basis having been validly tendered and not withdrawn prior to the expiration of the Offer. The Offer is also conditioned on certain other customary conditions, including (i) there having been no event causing a Material Adverse Effect (as defined in the Merger Agreement) on the Company nor any development reasonably expected to have a Material Adverse Effect on the Company, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of certain actions and proceedings by governmental entities with respect to the transactions and (iv) the Merger Agreement not having been terminated in accordance with its terms. See Section 15 of the Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Stockholder Tender and Voting Agreement, dated as of September 15, 2005 (the “Tender Agreement”), with Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford, who are officers of the Company (collectively, the “Supporting Stockholders”). Under the Tender Agreement, each Supporting Stockholder agreed, among other things, to tender his or her Shares in the Offer, vote such Shares in favor of the Merger if they have not been accepted for payment and paid for in the Offer, and grant a proxy to Purchaser and each officer of Parent to vote such Shares in certain circumstances.

The Merger Agreement grants to the Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly-issued shares of Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, shall constitute 90% of the Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price, provided that the number of shares of the Company’s Common Stock subject to the Top-Up Option shall not exceed 19.9% of the total number of shares of Common Stock outstanding on the date of issuance or the number of shares of Common Stock authorized for issuance at such time. The Top-Up Option becomes exercisable at the election of Purchaser if Purchaser has accepted and paid for pursuant to the Offer more than 80% but less than 90% of the shares of Common Stock then outstanding.

Stockholders of record who hold Shares registered in their own name and tender their Shares directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they will be charged any service fees.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. The Depository will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to stockholders whose Shares have been accepted for Payment. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares tendered in the Offer be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

The term “Expiration Date” means 12:00 midnight, New York City time, on Monday October 17, 2005 (which is the twentieth business day from the date of the Offer to Purchase). Purchaser (subject to the terms and conditions of the Merger Agreement) may extend the Offer. If the Offer is extended, the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire prior to the purchase of any Shares by Purchaser. The term “Expiration Date”, however, will not include any subsequent Offering Period, as described below. If any condition to the Offer is not satisfied or waived on the initial Expiration Date of the Offer or any subsequent Expiration Date, Purchaser may extend the Offer (and if such condition could reasonably be expected to be satisfied prior to the Termination Date (as defined in the Offer to Purchase), Purchaser must from time to time extend the Offer, but not beyond the Termination Date) to provide additional time to satisfy such conditions. Purchaser may also extend the Offer for any period required by any rule, regulation or interpretation of the SEC. If at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, and Purchaser, among other things, accepts and promptly pays for all Shares tendered during the Offer, Purchaser may elect to offer a “Subsequent Offering Period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on one or more occasions for an aggregate period of not less than three nor more than 20 business days. Purchaser will not offer withdrawal rights during a Subsequent Offering Period to Shares tendered during a Subsequent Offering Period, if any.

Any extension, delay, termination or amendment of the Offer or commencement or extension of a Subsequent Offering Period will be followed as promptly as practicable by public announcement thereof, and such announcement, in the case of an extension of the Offer or commencement or extension of a Subsequent Offering Period, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Tenders of Shares made pursuant to the Offer will be irrevocable, except that Shares tendered may be withdrawn at any time on or prior to the Expiration Date, and, unless previously accepted for payment by Purchaser and paid pursuant to the Offer, may also be withdrawn after November 17, 2005. For a withdrawal of Shares tendered to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 2, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with such withdrawn Shares and must otherwise comply with the procedures of the Book-Entry Transfer Facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following the procedures described in the Offer to Purchase.

The receipt of cash as payment for Shares pursuant to the Offer or the conversion of Shares into cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders are urged to consult with their own tax advisors as to the particular tax consequences of tendering shares in the Offer or exchanging shares in the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated by reference into this summary advertisement.

The Company has furnished Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser’s expense. Questions or requests for assistance may be directed to the Information Agent.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Please Call Collect: (212) 269-5550

All others call toll free: (800) 859-8508

The Dealer Manager for the Offer is:

Dresdner Kleinwort Wasserstein Securities LLC

1301 Avenue of the Americas

New York, New York 10019

Call toll free: (877) 373-7363

September 19, 2005

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